EXHIBIT 12.1
PACIFIC GAS AND ELECTRIC COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months	Nine Months
	Ended	Ended
	September 30,	September 30,	Year ended December 31,
	2012	2012	2011	2010	2009	2008	2007
Earnings:
Net income	$340	$798	$845	$1,121	$1,250	$1,199	$1,024
Income tax provision	122	328	480	574	482	488	571
Fixed charges	233	651	880	799	817	860	889
Total earnings	$695	$1,777	$2,205	$2,494	$2,549	$2,547	$2,484
Fixed charges:
Interest on short-term borrowings and long-term debt, net	$221	$609	$824	$731	$754	$794	$834
Interest on capital leases	1	7	16	18	19	22	23
AFUDC debt	11	35	40	50	44	44	32
Total fixed charges	$233	$651	$880	$799	$817	$860	$889
Ratios of earnings to fixed charges	2.98	2.73	2.51	3.12	3.12	2.96	2.79

Note:
For the purpose of computing Pacific Gas and Electric Company’s ratios of earnings to fixed charges, “earnings” represent net income adjusted for the income or loss from equity investees of less than 100% owned affiliates, equity in undistributed income or losses of less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest). “Fixed charges” include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover the preferred stock dividend requirements. Fixed charges exclude interest on tax liabilities.